FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

TAG Oil Ltd.
Suite 1407 – 1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about March 2, 2007

Item 3.	News Release

March 2, 2007 Vancouver, B.C.

Item 4.	Summary of Material Change

TAG Oil Announces Mangamingi-1 Results and Updates Cheal Production Testing

TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Mangamingi-1 well in PEP 38758 (TAG 100%) has been perforated from 1776.5 -1786m (5828' - 5860') where the well flowed natural gas to flare as well as some formation water. The Company deemed the gas flow rates to be uneconomical given the remote location of this wildcat well and have now initiated an abandonment program.

Item 5.	Full Description of Material Change

Vancouver, British Columbia – March 2, 2007 – Independent Canadian oil and gas company TAG Oil Ltd. (TSX-V: TAO and OTCBB: TAGOF) announced today that the Mangamingi-1 well in PEP 38758 (TAG 100%) has been perforated from 1776.5 -1786m (5828' - 5860') where the well flowed natural gas to flare as well as some formation water. The Company deemed the gas flow rates to be uneconomical given the remote location of this wildcat well and have now initiated an abandonment program. Follow up technical work is underway to high grade areas of potential oil accumulation in this newly identified hydrocarbon fairway.

At the Cheal Oil Field located in PMP 38156 (TAG 30.5%), Cheal B-2 is currently under production test and is averaging approximately 150 bbls/d + 100mcf/d of gas, gross. Cheal B-2 is the third Cheal B well to be production tested and follows Cheal B-3 which tested at rates of 450bbls/d and Cheal B-1 that tested at rates of 133bbls/d + 225mcf/d of gas. Construction on the permanent production facilities continues on schedule for completion by mid-year.

About TAG Oil:
TAG Oil Ltd. is an independent Canadian oil and gas exploration and production company with a well-balanced portfolio of assets in and around the Canterbury, Taranaki and East Coast basins of New Zealand. With exploration permits totaling 1,704,918 gross acres (net 1,076,848) TAG Oil is one of the largest holders of prospective acreage in New Zealand.

Forward Looking Statements:
Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of TAG Oil. Actual results may vary materially from the information provided in this release. As a result there is no representation by TAG Oil that the actual results realized in the future will be the same in whole or in part as those presented herein. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. Factors that could cause actual results to differ from those contained in the forward-looking statements, are set forth in filings that the Company has made, including the Company's most recent reports in Canada under National Instrument 51-102 and in the United States under Forms 20-F and 6K.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:
Drew Cadenhead
drew.cadenhead@tagoil.com
64-6-769-6065

Garth Johnson
gje@tagoil.com
604-609-3350

# # #

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Garth Johnson, Corporate Secretary and Chief Financial
Officer
(604) 609-3350

Item 9.	Date of Report

March 2, 2007

“Garth Johnson”
___________________________
Garth Johnson, Corporate Secretary/Chief Financial
Officer

Place of Declaration: Vancouver, British Columbia